Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Harmony Enhanced Selected by Italian Service Provider Fidoka Srl for Network Upgrade

Regional, Rural Italian Service Provider Leveraging Unmatched Spectral Efficiency, Transmit Power and System Gain that Harmony Enhanced Delivers in the 6-42 GHz spectrum bands

Ottawa, Canada, February 6, 2017 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a global supplier of packet microwave radio systems, today announced another competitive customer win for its industry-leading Harmony Enhanced radios by Italian wireless Internet service provider (WISP) Fidoka Srl www.fidoka.it . Harmony Enhanced, with up to 4Gbps of capacity and GaN technology that increases reach by >30%, continues to gain ground with a growing list of operators around the world in need of a fiber-equivalent solutions for rural deployments that require longer links. Fidoka Srl, a member of the Servili Computer Srl consortium, selected Harmony Enhanced based upon testing and analysis that demonstrated the radios could be deployed on longer links than competitive products and use smaller antennas, factors that directly contribute to CAPEX and OPEX savings.

“In pursuing our network upgrade to increase our regional footprint, but also to meet the increasing capacity demands of our existing customers, we conducted competitive analysis to find the most efficient and cost-effective, fiber-equivalent solution that served our business goals,” said Francesco Maria Compagnucci member of Research and Technical Development team at Fìdoka Srl. “The technological aspects inherent in the Harmony Enhanced enable a network architecture like no other product we tested, making it the logical choice for Fidoka as we continue to provide exceptional service   our customers have come to expect.”

Harmony Enhanced is a compact, all-outdoor radio that allows operators to cost effectively scale their networks with the industry’s leading system gain, highest spectral efficiency and increased capacity that is enabled through 112 MHz channel support, Bandwidth Accelerator+, 4096QAM, and MIMO upgradability.  These capabilities allow Harmony Enhanced to deliver >2 Gbps in a single radio, with scalability via MIMO to 4 Gbps in a single channel.  Bandwidth Accelerator+ provides >2 times throughput improvements with the inclusion of header optimization and the industry’s only bulk compression working in tandem.

“Harmony Enhanced demonstrates how DragonWave works diligently and listens to our customers to develop and deliver microwave solutions that are engineered to meet their specific network requirements,” said Peter Allen, DragonWave President and CEO. “This is further evidenced by a growing, valued customer-base for the Harmony Enhanced radios, and we welcome Fidoka Srl as the newest member to that group with our commitment to continue to drive technological advancement and provide industry-leading solutions that help them achieve their business objectives.”

To learn more about DragonWave, visit us at www.dragonwaveinc.com, read our blog, and follow us on Twitter, Facebook and LinkedIn.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Patrick Houston
Marketing Communications	Interprose	CFO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	phouston@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991 ext. 2278